Filed by WSFS Financial Corporation

pursuant to Rule 425 under the

Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-12 under the

Securities Exchange Act of 1934, as amended

Subject Company:  Beneficial Bancorp, Inc.

Commission File Number: 001-36806

WSFS Financial Corporation
2018 Investor Call

Wednesday, August 8th, 2018

WSFS Financial Corporation 2018 Investor Call	Tuesday, August 8th, 2018

Opening Remarks

Dominic Canuso

Chief Financial Officer, WSFS Corporation

Introduction

Thank you Norma and thanks to all of you for taking the time to participate on our call today. With me are Mark Turner, Chairman, President and CEO and Rodger Levenson Chief Operating Officer. In addition, I would like to welcome Gerry Cuddy, President and CEO of Beneficial, who has joined us for this call.

Before Mark begins with his remarks, I would like to read our Safe Harbor statement. Our discussion today will include information about our management’s view of future expectations, plans and prospects that constitute forward-looking statements. Actual results may differ materially from the historical results or those indicated by these forward-looking statements due to risks and uncertainties. We do not assume any obligation to update any forward-looking statement as a result of new information or otherwise, except as may be required by law. Please note that the Safe Harbor statement and presentation are available on our website, WSFSbank.com. All comments made during today’s call are subject to that Safe Harbor statement.

With that read, I will turn the discussion over to Mark Turner.

WSFS Financial Corporation 2018 Investor Call

Mark Turner

Chairman / President, WSFS Corporation

Performance overview

Thank you, Dominic. Good morning. Over the last more than 70 days, we at WSFS have been diligently planning and working with our colleagues from Beneficial and now with Gerry Cuddy, President and CEO of Beneficial, I am very pleased to present to you a financially and strategically compelling combination. It is one that melds the best of two overlapping local community banking franchises with the total of over 350 years of service to the greater Delaware Valley which is the fifth largest depository, metropolitan statistical area in the country. It is a combination that well exceeds all of our financial hurdles, on cost saves alone. It is accretive to earnings per share in the first full year exclude one-time costs. It is 8% accretive in Year 3 2021 when cost saves are fully realized. It has an expected internal rate of return at 19%. It conservatively achieves a tangible book value earn back in under four years and that its pro forma 13 billion assets and growing. It allows us to economically absorb the cost of the $10 billion DoddFrank asset threshold. Full expected accretion would be 11% in 2021 without the DoddFrank impact.

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WSFS Financial Corporation 2018 Investor Call	Tuesday, August 8th, 2018

Furthermore, while not included in the model financial metrics discussed earlier, we have identified over $28 million of annual revenue opportunities coming from our ability to let the Legacy Beneficial franchise recently coming off their mutual conversion up to traditional bank peer average performances on fee income and the net interest margin.

Of course, WSFS is 32 years of our own mutual conversion and is currently achieving much greater than peer averages on fees and margin. And over time, our goal for the Legacy Beneficial franchise is to achieve much higher than average, too. However, when we achieve just that peer average base line, the full earnings per share accretion would be near 12% and the tangible book value earn-back would have played to under three years.

Most importantly, we believe we are creating a highly enabled franchise, by far the largest, longest branded premiere community banking franchise headquartered in the greater Delaware Valley. That is the Philadelphia, Wilmington and Camden MSA and beyond. This market has a population of over 6 million consumers, has well over 200,000 businesses, is rich in core, low cost, sticky deposits, has a continuous pipeline of high quality talent and is conveniently located at a dense, well-connected northeast quarter.

We will also have over 2.5 times the deposit base in lending capacity of the next closest local community bank. With the complete suite of locations, products, services and delivery that customers now seek, thus filling a longstanding void for a large, premier, locally headquartered player. We will jump to a number six share in the Delaware Valley banking market, enhance our brand and pricing power and yet still have plenty of room to grow and take share from the big regionals, nationals, internationals and even the local banks around us, all of which WSFS have successfully competed against for many years with our distinct business model, strong leadership team and ingrain culture of stellar services to our associates, customers and communities.

Lastly, this combination allows us to economically address the question in every bank’s boardroom, that is, how and when are we going to adjust to the new realities of banking delivery to meet the changing customer behavior and their needs. We will take this opportunity using a much larger but still uniquely local platform within a period of discipline deal integration to transform growth franchises to the new banking age, melding the best of physical delivery and digital delivery into a robust, integrated, omni-channel platform.

In that regard, we will consolidate a full 25% of our combined retail branch offices. That is more than typical and take one half of that annual savings and with the help of the best consultants and integrators, invest in incremental $32 million in leading edge, customer digital platforms and back office operational efficiencies.

In conclusion, we are very excited about this combination. It is been well thought through by both teams working together for 2.5 months. It is both financially and strategically compelling. It easily exceeds all of our year financial hurdles on identified cost saves alone. It further presents the opportunity for readily achievable and significant revenue lifts of Legacy Beneficial franchise. It vaults WSFS over the $10 billion regulatory threshold in an economical way. It provides an opportunity to take abundant cost saves from significant branch consolidation and reinvest some of that in leading edge customer delivery and back office automation, building a bank for the next generation. Most importantly, it creates the largest premier community bank headquartered in and for the Delaware Valley with the size and sophistication to serve even more customers and take even more market share in this demographically robust market. In short, it provides many years of opportunity for WSFS to continue our long and distinguished track record of healthy growth, stellar service to our communities and superior returns for our owners.

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WSFS Financial Corporation 2018 Investor Call	Tuesday, August 8th, 2018

Thank you, and at this time I will turn it over to Rodger Levenson current Chief Operating Officer and future CEO of WSFS.

Rodger Levenson

Chief Operating Officer, WSFS Corporation

Summary

Thanks, Mark. Let me start by touching on a high-level summary of the deal. As you can see on page seven of the deck, we are paying $19.61 per share based upon the WSFS closing price from yesterday. The consideration will be 85% WSFS stock and 15% cash. This translates into a price-to-tangible book value of just under 172% of price to 2018 earnings just under 36 times, and a core deposit premium of 15.4%. When completed, the pro forma ownership of the company will be approximately 60% legacy WSFS owners and 40% Legacy Beneficial owners.

We are pleased that Gerry and two additional Beneficial directors will be joining the WSFS fort and also very pleased that in addition to the WSFS management team remaining in their roles, we will be supported by Mark as Executive Chair, Gerry as Vice Chair of WSFS Bank and the entire Beneficial senior management team assisting us through conversion and integration and into 2020.

Our corporate headquarters will remain in Wilmington but we intend to have a significant presence in Philadelphia at 1818 Market Street. The timeline for completion of the transaction is an anticipated close in the first quarter of 2019 after receiving all appropriate shareholder and regulatory approvals. We then plan on a systems conversion in the third quarter of 2019. This timeline provides us with one year from announcement to work together, to provide for a smooth integration process.

As Mark mentioned, we are going to use this opportunity to transform our delivery channels to meet the rapidly changing needs of our customers. We believe strongly that branches remain an integral delivery channel. However, customers are increasingly interacting with us through digital channels. This combination provides us with the scale to reposition our investment in this physical delivery and when completed, we will have 90 locations strategically located throughout our footprint about which half will be Legacy WSFS and half Legacy Beneficial branches.

We will be taking approximately 50% of the annual savings from these closures and reinvesting it in technology intended to keep us at the leading edge of digital products to provide a full offering, competitive with our much larger bank and non-bank competitors.

For example, while our customers can open an account online today, the process can be time consuming and cumbersome. Although this is a similar experience to that of many of our peers, it is inconsistent with the seamless experiences our customers are experiencing elsewhere in their lives. Think Uber and Amazon. By leveraging technology, we can significantly reduce the time, friction and clicks in this process and better align our digital service with our customers’ evolving expectations.

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WSFS Financial Corporation 2018 Investor Call	Tuesday, August 8th, 2018

This is just one example on how we intend to invest in technology and as Mark mentioned, we plan on working with top tier consultants on this project and we will be providing updates as we implement our plans.

The process of accelerating these investments over a two to three-year period is similar to the investment we made during years 2010 to 2013 to better position WSFS for high performance as we exited the great recession. We believe that after completing this transaction and the corresponding delivery transformation, we will position WSFS with the scale and delivery capabilities in a very attractive Delaware Valley market to drive sustainable, top-quintile performance at or above our current ROA and ROTCE metrics.

Now, I will turn it over to Dominic to provide some comments on the model. Afterwards, we will be happy to answer your questions.

Dominic Canuso

Chief Financial Officer, WSFS Corporation

Financial aspects of the deal

Thank you, Rodger. I will add a few comments and provide some additional details on the financial aspects of the deal. First, to reiterate Mark’s comments, over a lengthy two-month period, we have had the opportunity to perform extensive due diligence of all business lines and functions which results in thorough and robust financial model that also provided for valuable insights into the expected synergies of the combination and contributed toward making this a low risk transaction. We have leveraged our experiences and learnings from the previous seven combinations, and in collaboration with Beneficial management, identified cost saves of 45%, with 37% from traditional synergies and an additional 8% from the branch consolidations. All identified through our bottoms-up exercise and a line by line review of their cost space. These cost targets are consistent with our previous traditional bank acquisitions in which we met or exceeded those amounts in those deals. In addition, we have identified $146 million of transaction-related costs with $117 million on one-time cost and $29 million of capitalized investment. These amounts are consistent with in-market combinations, when evaluated there was a percentage of total consideration.

While these costs occur over a 24-month period, we have conservatively modeled them at close. More details on cost savings and phasings, along with one-time costs, can be found on slide ten of the investor presentation. Also, we are very pleased with the core deposit premium of 15.4% as Rodger mentioned, especially given Beneficial’s very strong core deposit base and composition and their strong retail banking franchise. Their strong mix of low and no deposit rates align well with ours, and their very low estimated through-the-cycle, interest bearing deposit beta of 7% complements our experience beta of 17%.

These metrics made for a very compelling combined deposit franchise balance. The transaction meets all three key internal M&A targets of tangible book value earn back of under five years and put closer preferably to three. EPS is accretive in year one excluding transaction costs and an internal rate of return for a traditional bank in the mid-teens. These are metrics that we have consistently used over the years and even when conservatively including the impact of delivery transformation, beat all three targets. These are metrics that we have consistently used over the years, and even when conservatively including the impact that delivery transportation, beat all three targets. We lay this out on slide 11 of the investor presentation.

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WSFS Financial Corporation 2018 Investor Call	Tuesday, August 8th, 2018

Overall, we are very pleased with all financial aspects of the deal, including cost savings, synergies and optimization of the combined franchise. We look forward to partnering with Beneficial and delivering sustainably high-performing returns on both core ROA and core ROTCE, consistent with our recent history but at a much larger scale.

With that said, we will open up the call for questions.

Q&A

Austin Nicholas (Stephens): Some color of what those are and maybe describe how much of the technology investments are coming from the WSFS side and how much would be coming from the Beneficial side?

Dominic Canuso: At the beginning of your question, we were cut off, so if you could restate the question for us?

Austin Nicholas: Sure. I guess on the technology investments, could you maybe describe how much of that is building up or investing in the technology base of Beneficial and how much maybe is focused on WSFS’s current platform?

Rodger Levenson: I would say it is really a combination of both. We both run off of an FIS platform. We both have very similar product offerings. This is about taking the combined franchise that has a very good product offering and really investing equally to make sure that we are staying competitive with our much larger bank and non-bank competitors.

Mark Turner: Clearly over time, the technology investment is something we would need to do anyway. Having said that, it is something that I think almost every bank out there would need to do anyway. The value here is that we now have a transaction, a larger platform and are generating significant economies of scale, and taking some of those savings to do this in a concentrated period and give us a competitive advantage while others might do this incrementally over a longer period of time, we are going to accelerate those investments to give us, what I refer to as, a bank for the next generation much quicker than we, Beneficial or others would do it otherwise.

Frankly, we looked at while the branch over the last might have resulted in about 15 branch closures just looking at proximity. We took a look at the whole combined network of 120 branches and looked at where traffic was going down because people were voting with their clicks rather than their feet. We looked at optimization across the franchise and made the decision to close an additional 15 branches and essentially use that savings from that to invest in technology for the customers’ benefit and for back-office automation.

Austin Nicholas: Understood. Thanks, that is helpful. Maybe just on the pro-forma balance sheet, clearly WSFS has benefited from the asset-sensitive profile of the bank with an expanding margin as rates have risen. Can you give us some color as to what that benefit may change with the combination with Beneficial?

Dominic Canuso: As you mentioned, we are slightly asset-sensitive. Currently in the pro-forma once we consolidate the balance sheets and optimize the liquidity in Beneficial’s portfolios, we will be closer to neutral and we will move from a 60-40 split of variable/fixed loan base to closer to 55-45.

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WSFS Financial Corporation 2018 Investor Call	Tuesday, August 8th, 2018

Austin Nicholas: Understood, thanks Dominic. Then, I guess just on maybe retention agreements and any plans that you have to retain employees at Beneficial? Could you maybe run through anything that you can disclose at this time?

Rodger Levenson: As was outlined in the deck, the key members of Gerry’s team have all agreed to stay with us for 15 months past closing, estimated to be mid 2020 and we really view this as a very important component of this transaction because not only will they work with us closely to lead us through the conversion together but it will also give us an opportunity as well as the individuals an opportunity to assess potential fits in our organization.

Obviously, our company is growing and we clearly envision the need to add more talent at the top for the house. I think this will give us the opportunity for both sides to get to know each other and then hopefully find roles for people commensurate with what they want to do and where we see a best fit in the organization.

Mark Turner: It will also help us stem obviously competitive threats of poaching, which will be very much needed during a time of significant integration, and keep the whole team focused on achieving the metrics that we laid out here, and creating the bank that we spoke about. I just reemphasize what Rodger said, Gerry and his team are very talented and frankly, over time as we grow, we would like them to assess us and us to assess them and find fits for those that want to remain in the organization.

Austin Nicholas: Understood. Well, thanks for the responses, everyone. That is all I have for now.

Joe Gladue (Merion Capital): I had a question about the balance sheet growth of the combined institution. I guess, Beneficial’s loan and deposit growth has been a little bit slower than WSFS in the last couple of years. Just wondering how you can bring that growth rate up to sort of the WSFS growth rates?

Dominic Canuso: You are correct. Over the last three years, we have seen our loan and deposit growth in the mid-to-high single digits on an organic basis and Beneficial has been mid-to slightly lower than mid-single digits. We see the combined franchise, given all of the benefits that we have laid out in the presentations talked about today, as being the sixth largest bank in the region to position us to take advantage of the growth that WSFS has seen it in its markets over the last five to ten years and position us to continue to grow as we expand more into Commercial C&I lending and other products, back into the mid-to high single digits.

Rodger Levenson: I would just add a little additional color to that. On page 19 of the deck, there is a summary of the pro-forma balance sheets of both companies. As you know for a long period of time, we have said our leading commercial business is C&I lending. It is over 50% of our loans when you include owner-occupied real estate. Beneficial’s was about 24%. Pro-forma were 40% combined. We feel there is a real opportunity, particularly with the competitive positioning in the marketplace, as being the only locally headquartered community bank for the size and balance sheet to lend to privately held businesses and developers in a $250 million in annual revenue and up, with access to decision-makers and get the full relationships that come with that.

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WSFS Financial Corporation 2018 Investor Call	Tuesday, August 8th, 2018

Our goal over time will be to get that 40% pro forma up closer to, if not back to where WSFS has been traditionally. We think there is great opportunity because of that market position and really being the clear alternative with size and scale to deliver on that value.

Mark Turner: I just augment all of that by saying it really is a function of evolution. Beneficial is a little more than three years out of their mutual conversion. We are 30-plus years out and over 20-plus years into developing a full-scope, full-scale commercial C&I lending team. We will use that experience and that talent to help them, us now combined in that market do more C&I lending, which is our most profitable lending segment. I would say the other thing that should not be ignored is, now we will have almost twice the lending capacity of each of us combined. So, there will be places, not only in Southeastern Pennsylvania and New Jersey, but also in legacy WSFS where we can serve those customers better, developers and C&I businesses, because we have a bigger balance sheet to do it.

Joe Glade: Thank you guys.

Russell Gunther (D.A. Davidson): Could you spend a little more time on the margin, give us a better sense for where that margin might shake out on a pro forma basis? If you could in your comments address expectations both for the reported and any initial schedule on purchase accounting, that would be great.

Dominic Canuso: First I will start with the margins, and thanks for the question, Russell. As you know, in the most recent quarter, our net interest margin was 4.10% normalized around 4.04%, and Beneficial’s was around 3.30%. When you combine them on a pro forma basis and add the purchase loan accretion primarily from yield, we actually get closer to a 4.0% on a pro forma basis for the foreseeable future, with the purchase loan accretion coming in three to five years.

Russell Gunther: Ok great, thanks for the color there. Then you guys have been very forthcoming with profitability targets well above peers achieving them well ahead of schedule. Could you maybe update us on what your expectation is for core and sustainable ROA, and in that, what the glide path might be as you integrate the bank in 2019 and recognize more cost savings in 2020 and 2021?

Mark Turner: Obviously, that has been a hallmark of ours, of laying out a plan for core sustainable high performance over time. In this 70-day process obviously we focused on that as well. So, in 2019, at this point – again, this is excluding one-time costs which we will identify in our quarterly reporting as corporate development – we would expect still in this combination to have just over a 1.50% ROA. That could significantly accelerate in the following years as the cost saves are fully ratcheted in, and as we start to achieve some of those revenue synergies that I mentioned, so that in 2020, all things being equal, which they never are, but we would expect an ROA of 1.61% just with cost saves, and an ROA in the high 1.60s with cost saves and some revenue enhancements.

Then that taking off in 2021, 2022, and 2023 to be ROAs in around the 1.70% range. Again, this is all things being equal. Our goal is to continue to manage capital well, so have a tangible capital equity ratio in the 7%-8%. So, combine that with the ROA, we are talking about a bank that is not $7 billion in size, but now $13 billion in size with an ROA in the 1.50%, 1.60%, 1.70% and an ROTCE obviously over 20%. We think that is compelling financially.

Russell Gunther: Certainly. I appreciate the color. I assume that would capture the Durbin impact in those numbers, as well?

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WSFS Financial Corporation 2018 Investor Call	Tuesday, August 8th, 2018

Mark Turner: That is. That is assuming the burden of the Durbin impact as well, which is another reason why this transaction makes a lot of sense. We would have to assume that anyway, and this gives us an economical way to absorb that and move past it.

Russell Gunther: Certainly. You guys characterized the franchise investment in tech upgrades as accelerating what both legacy franchises would have undertaken in the normal course of business. I guess at the end of that, as you look at where you would stand having accelerated that, big picture, where would you consider yourself then relative to other regional bank peers? If you are able to accelerate would you find yourself ahead of the curve there?

Then perhaps on the flip side of that, how would you characterize the offerings relative to some of the big banks you are competing with as well?

Roger Levenson: Clearly, we anticipate – as I think Mark mentioned in his comments – we would clearly see ourselves ahead of where our regional, community bank peers would be because of our getting started on this with the size that we are initially proposing to invest in this. So, we think we will be ahead of the game from that side of the competitive landscape. We clearly cannot outspend the big guys, but we really have a goal of having a very competitive product offering that will stand toe-to-toe with the banks and the non-banks, and then combining that obviously with the local decision making, the service, the commitment to the communities that we feel our customers and many additional customers in this region want. So, it will be a compelling competitive position and product offering.

Mark Turner: I would augment that by saying, we have all read the statistics and heard the stories over the last couple of years about how the big names – the Bank of America, the JP Morgan Chases – are capturing more than their fair share of new banking customers because of both their brand and their technology investments. This is intended to level that playing field, both in terms of branding power. In our markets, we will be one of the best branded banks in our markets. We will have a suite of locations that is very desirable and attractive, and also a technology platform that, as Rodger says, will go toe-to-toe with any of theirs. And obviously, that is not on our own, but we will leverage the best vendors and best technology in the market, including with our core partner FIS.

Russell Gunther: Ok, great that is it for me. Thank you for taking my questions.

John Helfst (Voya): Hey, guys. Nice deal.

Dominic Canuso: Thank you.

John Helfst: I have a few questions. It may be too early, so I apologize. Do you have a CDI balance handy?

Dominic Canuso: Are you asking for the CDI mark?

John Helfst: Yes, right. Sorry.

Dominic Canuso: I do. It is 1.75% of core deposits.

John Helfst: Okay. Then the tech investing, that is $32 million cumulative over five years. Would that be front-loaded, smoothed out or am I reading that correctly.

Mark Turner: First, let me say it is an incremental $32 million, which is about three times what we would traditionally spend on tech investment. So, Dominic you want to take the phasing question?

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WSFS Financial Corporation 2018 Investor Call	Tuesday, August 8th, 2018

Dominic Canuso: Sure. The incremental $32 million is composed of $13 million of capital expenditures over the first three years, and the remaining will be in operating expenses with a run rate by year five of about $3.5 million of operating expense. Much of the capital expenditure is on implementation partners and integration of these new technologies.

John Helfst: Is this more mobile-focused and/or maybe not mobile, but I guess it is digital. You already said that, sorry.

Dominic Canuso: Yes.

John Helfst: Is this more retail or commercial, or a combination?

Rodger Levenson: It is clearly primarily driven at our consumer businesses.

John Helfst: Okay.

Rodger Levenson: We think there is some opportunity with some efficiency and CRM enhancements and other things to enhance all our business lines.

Mark Turner: Yes. Small business and the commercial customer also use online channels and digital channels. They are using them more and more, so it will be across the platforms, but obviously, a lot of the new technologies are targeted at the consumer and that is where we want to meet the consumers’ needs. It will help us, I think, not only retain deposits, but grow deposits which are important to us, at a much faster rate than we otherwise could.

John Helfst: Okay. Then lastly, the purchase accounting, do you have like a balance sheet adjustment for that?

Dominic Canuso: We do, and there are marks across credit and yield. And for the investment portfolio, what I would offer is if you would like to connect after the call, we can work through those details.

John Helfst: Thanks, that’s all. Thank you.

Laurie Hunsicker (Compass Point): Good morning Mark, Dominic and Gerry, Dominic, I just wondered, can you take us back to where Russell was asking on the accretion income either, just in raw dollars or basis points on margin how we should be thinking about that for 2019/2020?

Dominic Canuso: Sure. If you take the pro forma interest-bearing assets, it gets to a run rate of about 3.7%, and then the loan accretion would be about 30 basis points incremental to that.

Laurie Hunsicker: Great. What does that look like for 2020, because it should be going down pretty sharply?

Dominic Canuso: It should, but given the duration of the mortgage portfolio and the CRE portfolio, it will extend well into years three and four, and then start running down after that.

Mark Turner: What I would add, Laurie, to that is that by that time, we will have grown the whole franchise into our model, changed the mix of the balance sheet, grown more into C&I, which is a higher margin of lending. As the accretion wears off, the business model and the change in mix will kick in to sustain the margin. That is our goal.

Laurie Hunsicker: Got it. Then, can you share with us what your intangible amortization expense is going to look like?

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WSFS Financial Corporation 2018 Investor Call	Tuesday, August 8th, 2018

Dominic Canuso: So, again, if you would like to give me a call after the conference call, I can walk you through those details.

Laurie Hunsicker: Okay. Then just on the pro forma intangibles, you are currently sitting at $187 million. Pro forma what does that look like at closing in raw dollars?

Dominic Canuso: Sure, it is $960 million.

Laurie Hunsicker: $960 million. Okay. Then do you have a pro forma share count with everything in there, including the beneficial options?

Dominic Canuso: Again, I can walk you through more detail, but it is estimated to be 54.4 million shares.

Mark Turner: What we will do for those of you that are also interested in these details, that Dominic is going to walk through with analysts after the calls, is we will publish on our website those details that are provided by the end of the day.

Laurie Hunsicker: That is helpful. Then just one last question, can you comment: was this a negotiated deal? You referenced that this had been in the works for the better part of 70 days. Can you just tell us a little bit more about how this came about? Thanks.

Mark Turner: Yes. It was and is negotiated. Gerry and I have known each other as CEOs in a relatively small market for many years and ran across each other at conferences and such, and got together several months ago as CEOs normally do, and initially talked about this as a possibility. Frankly, it was not on our minds or their minds, but as we kicked it around and coming months, we saw the tremendous value of it in both the combination, the cost saves, the revenue enhancement opportunities, but also, frankly, the light bulb dawned on us that this would be a tremendous opportunity to do a transaction and transform both organizations to the new age of banking delivery. All of that came together with a kind of letter – indication of interest around Memorial Day. For the last 70-plus days, both teams have been working on the normal due diligence, but frankly, most importantly, the integration, whether it be technology, organizational design, branding, approach to customers, etc., for the last 70 days. That is one of the reasons why we feel extremely comfortable with not only the numbers and the models, but with the integration plan.

Laurie Hunsicker: Great. Congrats.

Mark Turner: Thank you.

Roger Levenson: I just want to, again, thank everybody for joining us on this call. As we have said and hopefully communicated, we are extraordinarily excited and pleased to combine with Beneficial. We think there is a tremendous opportunity to reposition the combined franchise as the leading, premiere, oldest, locally headquartered bank in this region. We will be spending the next few weeks with lots of touching points on outreach and would welcome the opportunity to the extent any one would like to talk to us directly, to please call anyone of us. We will be happy to walk through any questions that you have. We will be out on the road shortly after Labor Day at conferences and other things to touch base with people as well. Thank you very much for participating today. Thank you.

[END OF TRANSCRIPT]

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